UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Pine Technology Acquisition Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Titles of Class of Securities)

722850104
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 722850104	SCHEDULE 13G	Page 2 of 9

1	NAME OF REPORTING PERSON Pine Technology Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,625,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,625,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,625,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 722850104	SCHEDULE 13G	Page 3 of 9

1	NAME OF REPORTING PERSON Peel Acquisition Company II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,625,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,625,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,625,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 722850104	SCHEDULE 13G	Page 4 of 9

1	NAME OF REPORTING PERSON Trident Pine Acquisition, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,625,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,625,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,625,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 722850104	SCHEDULE 13G	Page 5 of 9

Item 1.	(a)	Name of Issuer:

Pine Technology Acquisition Corp.

	(b)	Address of Issuer’s Principal Executive Offices:

260 Lena Drive, Aurora, Ohio 44202

Item 2.	(a)	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

	1.	Pine Technology Sponsor LLC
	2.	Peel Acquisition Company II, LLC
	3.	Trident Pine Acquisition, L.P.

	(b)	Address of Principal Business Office, or if none, Residence:

The principal business address of each of the Reporting Persons is as follows: 260 Lena Drive, Aurora, Ohio 44202

	(c)	Citizenship:

See responses to Item 4 on each cover page.

	(d)	Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share.

	(e)	CUSIP Number:

722850104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

	(a)	[__]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	[__]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[__]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[__]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[__]	Investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	[__]	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	[__]	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[__]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
	(i)	[__]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[__]	Non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	[__]	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

CUSIP No. 722850104	SCHEDULE 13G	Page 6 of 9

Item 4.	Ownership.

Pine Technology Sponsor LLC directly owns 8,625,000 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”), of the Issuer, which are convertible into the Issuer’s Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”). Peel Acquisition Company II, LLC and Trident Pine Acquisition, L.P. are the managing members of Pine Technology Sponsor LLC and, together, have voting and investment discretion with respect to the common stock held of record by Pine Technology Sponsor LLC. Barry D. Zyskind is the manager of Peel Acquisition Company II, LLC. Trident Pine GP, LLC is the general partner of Trident Pine Acquisition, L.P. Trident VII, L.P. and Trident VII Parallel Fund, L.P. (the “Trident VII Partnerships”) are the majority members of Trident Pine GP, LLC. Trident Capital VII, L.P. (“Trident VII GP”) is the general partner of the Trident VII Partnerships. Pursuant to certain management agreements, Stone Point Capital LLC, the investment manager of the Trident VII Partnerships, has received delegated authority by Trident VII GP relating to the Trident VII Partnerships, provided that the delegated discretion to exercise voting rights may not be exercised on behalf of any of the Trident VII Partnerships without first receiving direction from the Investment Committee of the Trident VII GP or a majority of the general partners of the Trident VII GP. The management agreements do not delegate any power with respect to the disposition of Class A common stock or Class B common stock held by the Trident VII Partnerships. Nicolas D. Zerbib is a member and managing director of Stone Point Capital LLC and one of five general partners of the Trident VII GP.

In addition to the securities reported on the cover pages hereto, Pine Technology Sponsor LLC also directly owns 5,933,333 private placement warrants to purchase 5,933,333 shares of Class A Common Stock. The warrants become exercisable beginning on the later of March 15, 2022 or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

Percentage ownership is based on 34,500,000 shares of Class A Common Stock and 8,625,000 shares of Class B Common Stock outstanding as of September 30, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 18, 2021, and assumes conversion of all Class B Common Stock into Class A Common Stock.

	(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

	(b)	Percent of class:

See responses to Item 11 on each cover page.

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

CUSIP No. 722850104	SCHEDULE 13G	Page 7 of 9

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 722850104	SCHEDULE 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2022

Pine Technology Sponsor LLC

By:	Peel Acquisition Company II, LLC, its Managing Member

By:	/s/ Barry D. Zyskind
	Name:	Barry D. Zyskind
	Title:	Manager

Peel Acquisition Company II, LLC

By:	/s/ Barry D. Zyskind
	Name:	Barry D. Zyskind
	Title:	Manager

Trident Pine Acquisition, L.P.

By:	Trident Pine GP, LLC, its general partner

By:	/s/ David J. Wermuth
	Name:	David J. Wermuth
	Title:	Manager

CUSIP No. 722850104	SCHEDULE 13G	Page 9 of 9

Exhibit Index

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement, dated as of February 3, 2022 by and among Pine Technology Sponsor LLC, Peel Acquisition Company II, LLC and Trident Pine Acquisition, L.P.

EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13G to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned. This Agreement may be executed in one or more counterparts.

Dated: February 3, 2022

Pine Technology Sponsor LLC

By:	Peel Acquisition Company II, LLC, its Managing Member

By:	/s/ Barry D. Zyskind
	Name:	Barry D. Zyskind
	Title:	Manager

Peel Acquisition Company II, LLC

By:	/s/ Barry D. Zyskind
	Name:	Barry D. Zyskind
	Title:	Manager

Trident Pine Acquisition, L.P.

By:	Trident Pine GP, LLC, its general partner

By:	/s/ David J. Wermuth
	Name:	David J. Wermuth
	Title:	Manager